UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2024

BREWDOG USA INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10532

Delaware

(State or other jurisdiction of incorporation or organization)

47-4320975

(I.R.S. Employer Identification No.)

65 E State St, Suite 1800

Columbus, OH 43215

(Address of principal executive offices)

614-908-3051

Issuer’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1.Management’s Discussion and Analysis of Financial Condition and Results of Operations

BrewDog USA Inc. ("BrewDog" or the "Company" "Us" or "We") and its subsidiaries were formed for the general purpose of brewing and retailing craft beer in the United States. BrewDog has constructed a brewing facility in Columbus, Ohio that has been operational since April 2017. A taproom and a craft beer themed hotel were opened at the brewing facility in Columbus in February 2017 and August 2018, respectively. BrewDog has also opened seven bars – two in Columbus, Ohio in 2018; Cincinnati, Ohio in 2019; New Albany, Ohio in 2021; Cleveland, Ohio in 2021; Atlanta, Georgia in October 2022; and Las Vegas, Nevada in December 2022.  One bar, Pittsburgh, Pennsylvania was closed in 2023.

BrewDog’s mission:

•Our mission is to make other people as passionate about great beer as we are.

BrewDog’s charter:

•For Better Beer.

•For Better Planet.

•Powered by People.

•For Us All.

Management’s discussion and analysis of financial condition and results of operations as of December 31, 2023, is available for review here and incorporated by reference.

https://www.sec.gov/Archives/edgar/data/1646269/000164626924000001/brewdog2023form1k.htm

A.Operating Results Overview

BrewDog USA Inc. (“BrewDog” or the “Company” “Us” or “We”) was formed on April 22, 2015, as a Delaware Corporation, for the general purpose of brewing and distributing craft beer in the United States. BrewDog is majority owned by BrewDog Plc, a United Kingdom company. BrewDog has built a brewery in Columbus, Ohio to manufacture its craft beer for national distribution across the U.S., as well as wholesale and retail sales and also to operate local retail bar/restaurant and hotel establishments, which may have small brewing facilities on site that will operate under the name “BrewDog” and will sell BrewDog beer, along with food items.

Results of Operations

The period of January 1, 2024 to June 30, 2024

Revenue. Total revenue for the period of January 1, 2024 to June 30, 2024 was $25,472,038 primarily in wholesale craft beer sales and drink and food sales from our bars.  This was an increase of 1% on the equivalent prior year period.

Cost of Sales. Cost of sales for the period of January 1, 2024 to June 30, 2024 were $16,203,323.

Cost of sales for the period comprised of Brewery raw material costs, packaging costs, manufacturing labor and overhead as well as Bar drink and food purchases and labor for preparing and serving.

Gross profit. Gross profit for the period January 1, 2024 to June 30, 2024 was $9,268,715 or 36% of revenue, which compares to $8,526,885 or 34% of revenue for the period January 1, 2023 to June 30, 2023.  Gross profit margin increased from 34% to 36% due to increased brewing efficiencies and improved labor control within retail.

Administrative Expenses. Operating expenses for the period of January 1, 2024 to June 30, 2024 were $9,512,175. Operating expenses for the period were comprised of payroll, rent, advertising, marketing, and other administrative expenses.

Net Loss. Net loss for the period January 1, 2024 to June 30, 2024 was $(3,942,195), which compares to $(5,196,197) for the period January 1, 2023 to June 30, 2023. The decrease in net loss is primarily due to improved Gross Profit and decreased Administrative expenses partially offset by a decrease in Other Income. During the period, EBITDA improved from $(2,434,685) to $(243,460) due to increased gross profit margin and expense management.

B.Liquidity and Capital Resources

We had net cash of $2,202,927 at June 30, 2024 compared to $1,402,097 at June 30, 2023.

During the period of January 1, 2024 to June 30, 2024, cash used in operating activities was $(2,864,601) primarily due to net losses as well as increases in prepaid expenses and other current assets.  During the period of January 1, 2023 to June 30, 2023 cash used in operating activities was $(6,264,619).

Cash used in investing activities during the periods of January 1, 2024 to June 30, 2024 and January 1, 2023 to June 30, 2023 was $(286,664) and $(846,721), respectively.

Cash provided by financing activities during the periods of January 1, 2024 to June 30, 2024 and January 1, 2023 to June 30, 2023 was $3,602,753 and $7,278,198, respectively, related to advances from BrewDog Plc. Since inception, our capital needs have primarily been met by BrewDog Plc.

C.Plan of Operations

Our plan of operation for the period of January 1, 2024 to June 30, 2024 is as follows:

As of June 30, 2024 BrewDog maintained its wholesale geographic footprint distributing to 37 states, Washington D.C., Canada, and Bermuda.

BrewDog is committed to experimentation and development, constantly brewing new varieties of beer and other beverages. Between January 1, 2024 and June 30, 2024, the company brewed over 45 different styles of beer, cider, hard seltzer, and non-alcoholic beer.

The Columbus brewery continues to operate its taproom and hotel, as well as two BrewDog bars in Columbus, Ohio. Additionally, the company has bars in Cincinnati, Ohio; New Albany, Ohio; Cleveland, Ohio; Atlanta, Georgia; and Las Vegas, Nevada.

To support its growth, BrewDog has hired and plans to hire additional staff to help run the business and follow through on its plans.

D.Trend Information

Based on our results since inception, BrewDog believes that there is an active market for our products in North America. The craft beer market in the US is estimated to be around $8 billion per annum.  However, we are seeing a general slowdown in the Craft Beer and BrewPub markets through the first half of 2024.  Failure to adapt to changing consumer preferences may result in a decrease in sales.

Furthermore, as a participant in the three-tier system of manufacturers, distributors, and retailers, BrewDog faces competition for the distributor's attention and retail space. If we fail to maintain our distributor's attention or retail space, it could lead to a decrease in sales. Additionally, if the market price for brewing ingredients such as hops, malt, barley, or others rises, it could increase BrewDog's product cost and threaten our ability to meet profitability and demand.

To mitigate these pressures, BrewDog is focusing on improving efficiency of operations.  This includes evaluation of our wholesale presence and ceasing operations in lower volume and lower margin states in order to maintain the greatest possible efficiency. Additionally, we have increased our contract brewing operations, producing 14,824 HL during the period of January 1, 2024 to June 30, 2024 compared to 2,295 HL produced during the period of January 1, 2023 to June 30, 2023.

E.Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.Critical Accounting Policies

A discussion of our critical accounting estimates and policies can be found in the “Management’s Discussion and Analysis” section of our Annual Report on Form 1-K for the year ended December 31, 2023. There were no material changes to the information previously disclosed.

G.Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 2.Other Information

None.

Item 3.Financial Statements

INDEX TO FINANCIAL STATEMENTS OF BREWDOG USA INC.
Consolidated Balance Sheets as of June 30, 2024 and December 31, 2023	6
Consolidated Statements of Comprehensive Loss - June 30, 2024 and 2023	7
Consolidated Statements of Stockholders’ Deficit - June 30, 2024	8
Consolidated Statements of Cash Flows – June 30, 2024 and 2023	9
Notes to Consolidated Financial Statements	10-23

BrewDog USA Inc

Consolidated Balance Sheets

As of June 30, 2024 (unaudited) and December 31, 2023 (audited)

	June 30, 2024	December 31, 2023
	$	$
Assets
Cash and cash equivalents	$ 2,202,927	$ 1,751,439
Inventories	3,590,377	3,687,076
Prepaid expenses and other current assets	2,079,619	1,437,787
Total current assets	7,872,923	6,876,302

Deferred tax asset	113,651	–
Property and equipment, net	53,828,643	55,535,003
Operating right-of-use assets	33,618,546	34,619,863
Total non-current assets	87,560,840	90,154,866

Total Assets	95,433,763	97,031,168

Liabilities and stockholder's equity
Accruals and other current liabilities	$ 6,622,303	$ 6,701,802
Current operating lease liabilities	2,147,000	2,095,006
Accounts payable - BrewDog plc	85,945,004	82,341,096
Total current liabilities	94,714,307	91,137,904

Deferred tax liability	–	177,266
Other non-current liabilities	237,920	204,020
Non-current operating lease liabilities	35,638,038	36,726,285
Total non-current liabilities	35,875,958	37,107,571

Common stock; par value of $0.01: 10,000,000 shares	65,390	65,390
authorized and 6,538,985 shares issued and outstanding at June 30, 2024 and December 31, 2023
Additional paid-in capital	11,523,485	11,523,485
Accumulated deficit	(46,745,377)	(42,803,182)
Total stockholders’ deficit	(35,156,502)	(31,214,307)

Total liabilities and stockholders’ deficit	$ 95,433,763	$ 97,031,168

See Accompanying notes.

BrewDog USA Inc.

Consolidated Statement of Comprehensive Loss

Six Months Ended June 30, 2024 (unaudited) and

for the Six Months Ended June 30, 2023 (unaudited)

	June 30, 2024	June 30, 2023
	$	$
Revenue	$ 25,472,038	$ 25,206,624
Cost of revenue	16,203,323	16,679,739
Gross margin	9,268,715	8,526,885

Costs and other expenses
Administrative expenses	9,512,175	10,961,570
Interest expense	1,996,627	1,643,015
Depreciation	1,993,024	2,128,640
Operating Loss	(4,233,111)	(6,206,340)

Other Income
Other Income	–	1,255,781
Loss before income tax expense	(4,233,111)	(4,950,559)

Income tax (benefit) expense	(290,916)	245,638
Net comprehensive loss	$ (3,942,195)	$ (5,196,197)

Basic loss per share	(0.60)	(0.79)
Weighted Average basic common shares outstanding	6,538,985	6,538,985

See accompanying notes.

BrewDog USA Inc.

Consolidated Statement of Shareholder’s Deficit as of June 30, 2024 (unaudited)

	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2023	6,538,985	$ 65,390	$ 11,523,485	$ (42,803,182)	$ (31,214,307)
Net loss	–	–	–	(3,942,195)	(3,942,195)
Balance, June 30, 2023	6,538,985	$ 65,390	$ 11,523,485	$ (46,745,377)	$ (35,156,502)

See Accompanying notes.

BrewDog USA Inc.

Consolidated Statement of Cash Flows

Six Months Ended June 30, 2024 (unaudited) and

for the Six Months Ended June 30, 2023 (unaudited)

	June 30, 2024	June 30, 2023
Operating activities	$	$
Net loss	$ (3,942,195)	$ (5,196,197)
Adjustment to reconcile net loss to net cash provided by
operating activities:
Depreciation expense	1,993,024	2,128,640
Deferred tax (benefit) expense	(290,916)	245,638
Changes in operating assets and liabilities:
Inventories	96,699	1,019,909
Prepaid expenses and other current assets	(641,832)	2,820,755
Accruals and other liabilities	(79,381)	(7,283,364)
Net cash used in operating activities	(2,864,601)	(6,264,619)

Investing activities
Capital expenditures	(286,664)	(846,721)
Net cash used in investing activities	(286,664)	(846,721)

Financing activities
Advances from BrewDog plc	3,603,908	7,280,745
Proceeds (repayment) from borrowings	(1,155)	(2,547)
Net cash provided by financing activities	3,602,753	7,278,198

Net increase in cash and cash equivalents	451,488	166,858
Cash and cash equivalents, beginning of year	1,751,439	1,235,239
Cash and cash equivalents, end of period	$ 2,202,927	$ 1,402,097

Supplemental schedule of non-cash financing activities
Purchase of property and equipment in accruals and other current liabilities	$ 23,308	$ 255,720

See Accompanying notes.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

1. Organization and Description of Business

BrewDog USA Inc. (“BrewDog”, the “Company”, or in the first-person notations of “we,” “us,” and “our”) was formed on April 22, 2015 as a wholly owned subsidiary of BrewDog Plc, a company incorporated in the United Kingdom. BrewDog and its wholly owned subsidiaries are engaged in the business of selling craft beer throughout the United States, under the legal entities: BrewDog Columbus LLC, BrewDog Brewing Company LLC, BrewDog DogTap LLC, BrewDog Indianapolis LLC, BrewDog Pittsburgh LLC, BrewDog Franchising LLC, BrewDog Licensing LLC, BrewDog Las Vegas LLC, and BrewDog Atlanta LLC. BrewDog is headquartered in Columbus, OH and consists of the following:

•A taproom and brewery that opened in 2017 in Canal Winchester, OH.

•A network of 7 bars and a hotel that opened between 2018 and 2022 across Ohio, Georgia, and Nevada.

•One location, Pittsburgh, Pennsylvania opened in 2019 and was closed in 2023.

2. Significant Accounting Policies

Presentation

The accompanying consolidated financial statements include the accounts of BrewDog and its wholly owned subsidiaries. BrewDog prepares its consolidated financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany balances and transactions of BrewDog and its wholly owned subsidiaries have been eliminated in consolidation. BrewDog retains any cash generated from operations to fund further operations.  BrewDog Plc funds BrewDog’s investing activities, and as necessary any shortfall in operational funding. BrewDog Plc will provide financial support as required to BrewDog for a period of not less than 12 months from September 28, 2024.

Accounting estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Although management bases its estimates on historical experience and assumptions that are believed to be reasonable under the circumstances, actual results could differ from those estimates.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Fair value measurement

We are required to determine the fair value of financial assets and liabilities based on the price that would be received to sell the asset or pay to transfer the liability to a market participant. Fair value is a market-based measurement, not an entity-specific measurement. The fair value of certain assets and liabilities approximates carrying value, because of the short-term nature of the accounts, including other current assets and accounts payable.

Common stock

BrewDog issued common stock with no voting rights to the public in a series of Regulation A crowdfunding offerings in each of the years from 2016 to 2021.

All crowdfunding offerings have been closed.

Revenue

During the period of January 1, 2024 to June 30, 2024, revenue consisted of sales of our beer to United States-based distributors and through self-distribution; sales of beer under a contract brewing arrangement; retail sales of beer, wine, food and merchandise at our bars; and rentals of rooms at our hotel. Sales of products are for cash or otherwise agreed-upon credit terms. BrewDog’s accounting policy is to exclude excise taxes from the measurement of revenues. Our payment terms vary by customer; however, the time period between when revenue is recognized and when payment is due is not significant. Revenue is measured as the amount of consideration we expect to receive in exchange for the sale of our product. Our sales to distributors are purchase order driven and have a single performance obligation. Revenue is recognized at the point in time when control transfers and our obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon method of distribution and shipping terms.

Our contract brewing sales are purchase order driven and revenue is recognized when control over the finished product transfers to the customer, which is when the specified order is produced or delivered, depending on the contract.  At our hotel, we have performance obligations to provide accommodations to hotel guests. We are entitled to a fixed nightly fee for an agreed-upon period. These fees are payable at the time the hotel guest checks out of the hotel. We recognize the revenue from room sales on a daily basis, as the rooms are occupied and we have rendered the services. Retail sales for merchandise, beer, and food at the taproom and bars are recognized at the point of sale to the customer. Percentages of sales by selling channel are as follows:

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

	2024 (unaudited)	2023 (audited)

Retail Sales	66% (hotel rooms were 3%)	70% (hotel rooms were 4%)
Sales to distributors	26%	28%
Contract brewing sales	8%	2%

Major customers

For the period of January 1, 2024 to June 30, 2024, one major customer accounted for at least 10% of revenues. This customer accounted for 11% of our 2024 and 2023 revenue.

Shipping and Handling

BrewDog records freight costs billed to customers for shipping and handling as revenue. Shipping and handling expense related to costs incurred to deliver product are recognized within cost of revenue. BrewDog accounts for shipping and handling activities that occur after control has transferred as a fulfillment cost rather than a separate performance obligation, and the costs of shipping and handling are recognized concurrently with the related revenue.

Cost of revenue

Cost of revenue for our brewing operations consists primarily of raw materials, labor and overhead costs. These costs include brewing materials, such as hops and malts, packaging materials, including cans, both direct and indirect labor, facility costs, inbound freight charges, utilities, maintenance costs, and other manufacturing overhead. Cost of revenue for our bar consists primarily of direct costs for labor, beer, wine, food and merchandise. The components of cost of net revenue are variable in nature, change with sales volume, are influenced by product mix and are subject to increases or decreases based on fluctuations in commodity costs.

Operating expenses

Administrative expenses are expensed as incurred, and also include all directly attributable costs from BrewDog Plc.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Foreign currency

The majority of our expenditures are denominated in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rates of exchange prevailing at the consolidated balance sheet date. Transactions in foreign currencies are recorded at the prevailing rate at the date of the transaction, with foreign currency transaction gains and losses recorded in the consolidated statements of comprehensive loss.

Income taxes

We account for income taxes using the asset and liability method. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which we operate. We assess the realizability of deferred tax assets and provide a valuation allowance for deferred tax assets when it is more likely than not that at least a portion of the deferred tax assets will not be realized. The realizability of deferred tax assets depends on our ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction and also considers all available positive and negative evidence.

A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax benefits from uncertain tax positions are recognized when it is more likely than not that the position will be sustained upon examination of the technical merits of the position, including resolutions of any related appeals or litigation processes. The amount recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. See Note 8 for additional information.

Accounts receivable

The Company is exposed to credit losses primarily through our net sales of products and services to our customers which are recorded as receivables and included in prepaid expenses and other current assets on the Consolidated Balance Sheets. The Company evaluates each customer's ability to pay through assessing customer creditworthiness, historical experience and current economic conditions through a reasonable forecast period. Factors considered in our evaluation of assessing collectability and risk include: underlying value of any collateral or security interests, significant past due balances, historical losses and existing economic conditions including country and political risk. There can be no assurance that actual results will not differ from estimates or that consideration of these factors in the future will not result in an increase or decrease to the allowance for credit losses.  The Company regularly evaluates the collectability of our accounts receivable and maintain reserves for expected credit losses.  Estimated credit losses are written off in the period in which it is no longer collectible.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Incentives and other reductions

In the course of selecting Columbus, Ohio, as the North American headquarters, BrewDog received agreements for certain economic incentives from various governmental entities. The incentives include employee income tax withholding reductions, training grants and development grants for fixed asset investments totaling approximately $1,000,000 that require BrewDog to meet certain investment, job and payroll amounts to receive the incentives. These incentives will be available to BrewDog through 2026. Additionally, BrewDog received a 15-year property tax abatement for the North American headquarters. These various incentives are recognized when there is reasonable assurance that the incentives will be received and BrewDog will be able to comply with the conditions attached to the incentives. At that time, the incentives will be recognized either in the consolidated statements of comprehensive loss for incentives related to income or the consolidated balance sheets for incentives related to assets in a systematic and rational basis over the periods in which the incentive applies and/or as expenses/costs for which the incentives are intended to compensate are incurred.

Cash and cash equivalents

BrewDog considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash and cash equivalents.

Prepaid expenses and other current assets

Prepaid expenses consist of various payments that BrewDog has made in advance for goods or services to be received in the future. These prepaid expenses include advance payment for products and services at new locations under construction, prepaid royalties, and service contracts requiring up-front payments.

Inventories

Inventories consist of raw materials, work in process and finished goods. Raw materials, which principally consist of hops, malts, barley, other brewing ingredients and packaging materials, are stated at the lower of cost (first-in, first-out) or net realizable value. The cost elements of work in process and finished goods inventory consist of raw materials, direct labor and manufacturing overhead. Work in process is beer held in tanks prior to packaging. Finished goods include retail merchandise and packaged beer. A significant change in the timing or level of demand for certain products, as compared to forecasted amounts, may result in recording provisions for excess or expired inventory in the future.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Property and equipment

Tangible fixed assets, other than land, are stated at cost or valuation less depreciation. Depreciation is provided at rates calculated to write off the cost or valuation less estimated residual value of each asset over its expected useful life, as follows:

1. Land	Not depreciated

2. Assets under construction	Not depreciated

3. Computer equipment	2 – 3 years of life on straight-line basis

4. Motor vehicles	25% on declining balance

5. Fixtures and fittings	10% – 25% on declining balance and 4 years of life on straight-line basis

6. Property and equipment	10% – 25% on declining balance and 2-4 years of life on straight-line basis

7. Buildings	4 – 50 years of life on straight-line basis

8. Leasehold improvements	Lesser of remaining term of lease or estimated useful life of the asset

Certain brewing equipment, included within property and equipment, is depreciated at 10% on the reducing balance method and has been allocated a residual value, dependent on the tank’s use.

Depreciation expense was $1,993,024 and $2,128,640 for the six months ending June 30, 2024 and 2023, respectively.

Deferred revenue

Proceeds from non-equity crowdfunding as well as sales of gift cards and deposits for future events are recorded as deferred revenue within accruals and other current liabilities and recognized in the consolidated statements of comprehensive loss once the related products have been delivered.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Leases and Leasehold Improvements

At the beginning of 2019, the Company adopted ASC 842, Leases, using the modified retrospective approach.

BrewDog leases bar and brewery facilities under noncancelable operating lease agreements. The lease agreements require BrewDog to pay taxes, maintenance, insurance and other occupancy expenses. BrewDog’s lease agreements for bar locations are for five to fifteen-year periods with renewal options for additional five-year periods.  At lease commencement, the Company recognizes an asset for the right to use the leased asset and a liability based on the present value of the unpaid fixed lease payments. Operating lease costs are recognized on a straight-line basis as lease expense over the lease term. Short-term leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense is recognized on a straight-line basis over the lease term.

As the rate implicit in each lease is not readily determinable, the Company uses its incremental borrowing rate based on information available at commencement to determine the present value of the lease payments.

The Company also has leasehold improvements which are amortized over the shorter of their estimated useful lives or the period from the date the assets are placed in service to the end of the initial lease term. Leasehold improvements made after the inception of the initial lease term are depreciated over the shorter of their estimated useful lives or the remaining lease term, including renewal periods, if reasonably assured.

COVD-19

A variety of federal, state, and local efforts have been initiated in response to the COVID-19 crisis, including the Coronavirus Aid, Relief and Economic Security Act (“CARES” Act) that was enacted on March 27, 2020 Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act (Economic Aid Act) that was enacted on December 27, 2020.

The CARES Act instituted the Employee Retention Credit which provides for a fully refundable tax credit on qualified wages for eligible employers.  The company has not recognized any credits during the period of January 1, 2024 and June 30, 2024 compared to $1,255,781 recognized in 2023.

The Company entered into a $150,000 Loan Authorization Agreement with the U.S. Small Business Administration pursuant to the Economic Injury Disaster Loans assistance program (“EIDL Loan”). The EIDL Loan proceeds are recorded as current and long term debt on the consolidated balance sheet as of June 30, 2024 and are available to be used for working capital and normal operating expenses.  Payments began in December 2023 and extend to January 2055.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Subsequent events

BrewDog has evaluated subsequent events occurring after the balance sheet date and through September 28, 2024, the date these consolidated financial statements were available to be issued.  No subsequent events have been noted.

3. Accounting Pronouncement Recently Adopted

Recent accounting pronouncements pending adoption not discussed in this Form 1-SA are either not applicable to the Company or are not expected to have a material impact on the Company.

4. Property and Equipment

Property and equipment consist of the following:

	June 30, 2024	December 31, 2023
	(unaudited)	(audited)
Land	$ 1,118,148	$ 1,118,148
Asset under construction	7,200	7,200
Computer equipment	1,431,332	1,431,332
Motor vehicles	323,314	339,707
Fixture and fittings	8,834,183	8,771,321
Property and equipment	21,960,693	21,913,837
Buildings	40,222,709	40,176,571
Property and equipment	73,897,579	73,758,116
Accumulated depreciation	(20,068,936)	(18,223,113)
Property and equipment, net	53,828,643	55,535,003

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

5. Inventories

Inventories consist of the following:

	June 30, 2024	December 31, 2023
	(unaudited)	(audited)
Raw materials	$ 1,822,108	$ 1,577,571
Work in progress	222,763	321,924
Finished goods	1,545,506	1,787,581
Total inventories	$ 3,590,377	$ 3,687,076

6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	June 30, 2024	December 31, 2023
	(unaudited)	(audited)
Accounts receivable	$ 1,249,042	$ 549,780
Prepaid expenses	381,452	386,002
Distribution Rights	90,215	90,215
Other	358,910	411,790
Total prepaid expenses and other current assets	$ 2,079,619	$ 1,437,787

7. Accruals and Other Current Liabilities

Accruals and other current liabilities consist of the following:

	June 30, 2024	December 31, 2023
	(unaudited)	(audited)
Trade payables	$ 3,547,148	$ 2,682,032
Payables associated with property and equipment	23,308	71,012
Real estate taxes payable	32,584	64,000
Deferred revenue	1,074,431	1,049,833
Sales Tax payable	294,159	260,454
Wages payable	675,357	986,178
Current portion of long-term debt	8,772	8,772
Other accruals	966,544	1,579,521
Total accruals and other current liabilities	$ 6,622,303	$ 6,701,802

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

8. Income Taxes

Significant components of the (benefit) expense for income taxes are as follows:

	June 30, 2024	December 31, 2023
	(unaudited)	(audited)
Deferred:
Federal	$ (227,823)	$ 37,625
State	(63,093)	(106,010)
Total deferred	(290,916)	(68,385)
Total income tax benefit	$ (290,916)	$ (68,385)

The effective tax rate is reconciled with the U.S. federal statutory rate as follows:

	June 30, 2024	December 31, 2023
	(unaudited)	(audited)

Federal statutory income tax rate	21.0%	21.0%
State and city income tax rate	1.6	1.6
Return to provision	(0.2)	1.9
Current year credits	5.1	3.6
Permanent items and other	(1.3)	(0.7)
Change in valuation allowance	(19.2)	(26.9)
Effective tax rate	7.0%	0.6%

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

8. Income Taxes (continued)

The tax effects of temporary differences and tax loss carryforwards that give rise to significant portions of deferred tax assets and liabilities are comprised of the following:

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

	June 30, 2024	December 31, 2023
	(unaudited)	(audited)
Deferred tax assets:
Capitalized start-up costs	$ 131,010	$ 157,886
Deferred revenue	229,057	193,376
Accrued interest	1,999,480	1,550,681
Accrued management fee	316,815	316,815
Lease liabilities	9,770,176	10,013,794
Net operating loss	10,803,950	10,616,493
R&D credit and TIPS credit	1,541,703	1,329,335
Other costs	288,814	253,521
Total deferred tax assets	25,081,005	24,431,901

Valuation allowance	(12,046,403)	(11,241,035)
Deferred tax assets, net of allowances	13,034,602	13,190,866

Deferred tax liabilities:
Property and equipment	(4,140,240)	(4,353,113)
Right-of-use assets	(8,780,711)	(9,015,019)
Total deferred tax liabilities	(12,920,951)	(13,368,132)
Net deferred tax asset (liability)	$ 113,651	$ (177,266)

As of June 30, 2024, BrewDog has gross federal operating loss carryforwards of $49,077,958. The pre-2018 gross federal operating loss carryforwards of $15,685,012 expire in 2037. The remaining operating loss carryforward of $33,392,946 does not have an expiration date as a result of the provisions within the Tax Cuts and Jobs Act. Additionally, BrewDog has gross state and city operating loss carryforwards of $17,201,780, expiring in 2025 through 2029, as well as state operating loss carryforwards of $2,087,761, which begin expiring in 2038.    The remaining state and city operating loss carryforward of $1,250,280 does not have an expiration date.

To assess the realization of deferred tax assets, we consider whether it is more likely than not that all or a portion of the deferred tax assets will not be realized prior to expiration. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Our scheduling of the timing difference reversals indicated that deferred tax liabilities may not reverse in a sufficient time to allow us to utilize all net operating losses before expiration. As a result, valuation allowances of $12,046,403 and $11,241,035 were recorded against the deferred tax assets at June 30, 2024 and December 31, 2023, respectively.

9. Commitments and Contingencies

Operating Leases

As of June 30, 2024 and 2023 total ROU assets and lease liabilities were as follows:

	Classification	Leases (unaudited)
		2024	2023
Right-of-use assets:
Operating lease assets	Operating lease assets	$ 33,618,546	$36,128,331
Finance lease assets	Property and equipment, net	163,563	114,375
Lease liabilities
Current:
Operating lease liabilities	Current operating lease liabilities	2,147,000	2,111,675
Finance lease liabilities	Accruals and other current liabilities	74,227	43,213
Non-current:
Operating lease liabilities	Non-current operating lease liabilities	35,638,038	38,399,683
Finance lease liabilities	Other non-current liabilities	79,293	59,643

The gross value and accumulated depreciation of ROU assets related to finance leases as of June 30, 2024 and 2023 were as follows:

	Finance Leases (unaudited)
	2024	2023

Gross value	$ 336,598	$239,216
Accumulated depreciation	(173,034)	(124,842)
Carrying value	$ 163,564	$114,374

Components of lease cost for the period ended June 30, 2024 and 2023 are as follows:

	Lease Cost (unaudited)
	2024	2023

Operating lease cost	$ 1,698,288	$1,741,184
Variable lease costs not included in liability	81,362	63,034
Finance lease cost:
Amortization of right-of-use assets	37,179	22,922
Interest on lease liabilities	4,695	2,225
Total finance lease cost	$ 41,874	$25,147

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

9. Commitments and Contingencies (continued)

Maturities of lease liabilities as of June 30, 2024 are as follows:

			Weighted-Average Remaining Term in Years
	Operating Leases (unaudited)	Finance Leases (unaudited)	Operating Leases (unaudited)	Finance Leases (unaudited)

2024 (rest of year)	$1,565,209	$40,354
2025	3,170,171	80,708
2026	3,205,661	41,506
2027	3,338,362	-
2028	3,303,243	-
After 2028	31,878,573	-
Total lease payments	46,461,219	162,568
Less imputed interest (based on 2.727% and 5.435% weighted-average discount rate, respectively)	(8,676,180)	(9,048)
Present value of lease liability	$37,785,039	$153,520	14.78	1.98

10. Operating Segments

BrewDog operates in a single operating segment and, thus, a single reporting segment. Our chief operating decision maker evaluates the performance of the business overall, with the mindset that our hotel and food offerings at our bars serve to build the strength of our brand.

11. Related Party Transactions

Our operations are funded by BrewDog Plc as an intercompany balance, repayable on demand. Total funding provided during the periods of January 1, 2024 to June 30, 2024 and January 1, 2023 to June 30, 2023 amounted to $3,603,908 and $7,280,745, respectively.

The payable of $85,945,004 to BrewDog Plc included in the consolidated balance sheet at June 30, 2024 is the result of various transactions between BrewDog and BrewDog Plc. There are no terms of settlement, and interest is charged at applicable federal rates on the account balance. Total interest charged for the six-month periods ended June 30, 2024 and 2023 amounted to $1,984,852 and $1,638,835, respectively. The balance is primarily the result of BrewDog Plc funding the investment activity on behalf of BrewDog. Other transactions include miscellaneous administrative expenses incurred by BrewDog Plc on behalf of BrewDog.

BrewDog Plc provided certain services to BrewDog including, but not limited to, executive services, accounting and legal services, and other selling, general and administrative expenses.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

11. Related Party Transactions (continued)

For the six-month periods ended June 30, 2024 and 2023, the Company paid rent of $75,000 to Ten Tonne Mouse Inc. for its Franklinton location. Mr. James Watt is the director for both companies.

23

Item 4.Exhibits

INDEX TO EXHIBITS

Charters (including amendments) *	Item 17.2
Bylaws*	Item 17.2
Material Contracts*	Item 17.6

* Previously filed with Offering Circular.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this annual report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio on September 28, 2024.

BREWDOG USA, INC.

By: /s/ James Taylor

Chief Financial Officer & Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

SignatureTitle

By:    /s/ John GrahamChief Executive Officer

BrewDog USA Inc.

September 28, 2024

By:    /s/ James TaylorChief Financial Officer & Director

BrewDog USA Inc.

September 28, 2024